Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Report prepared by Apsis Consultoria Empresarial Ltda. regarding the appraisal of net equity value at market price per share of Ipiranga Group

REPORT:	RJ-0285/08-01A

BASE DATE:	March 31, 2007

APPLICANT:
ULTRAPAR PARTICIPAÇÕES S.A., with head office located at Av. Brigadeiro Luiz Antonio, nº. 1.343, 9º andar, São Paulo, State of São Paulo, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 33.256.439/0001-39, hereinafter called ULTRAPAR.

OBJECTS:
REFINARIA DE PETROLEO IPIRANGA S.A., with head office located at Rua Eng. Heitor Amaro Barcellos, 551, Rio Grande, State of Rio Grande do Sul, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 94.845.674/0001-30, hereinafter called RPI;

DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A., with head office located at Av. Dolores Alcaraz Caldas, 90, Porto Alegre, State of Rio Grande do Sul, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 92.689.256/0001-76, hereinafter called DPPI, and;

CIA. BRASILEIRA DE PETRÓLEO IPIRANGA, with head office located at Rua Francisco Eugênio, 329, Rio de Janeiro, State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 33.069.766/0001-81, hereinafter called CBPI.

The companies are jointly hereinafter called IPIRANGA GROUP.

PURPOSE:
Calculation of the value of the Net Assets of the companies involved in the operation, at market price, acquired by ULTRAPAR, for the purpose of assessing the applicability of Article 256, II, b), of Act no. 6.404/76 (Corporate Law), based on the acquisition of the IPIRANGA GROUP by the companies ULTRAPAR, PETRÓLEO BRASILEIRO S/A (PETROBRAS) and BRASKEM S/A (BRASKEM).

APSIS CONSULTORIA
REPORT RJ-0285/08-01A

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL Ltda. was hired by ULTRAPAR to calculate the value of the Net Assets of the companies involved in the operation at market price, acquired by ULTRAPAR, for the purpose of assessing the applicability of Article 256, II, b) of Act no. 6.404/76 (Corporate Law), based on the acquisition of the IPIRANGA GROUP by the companies ULTRAPAR, PETRÓLEO BRASILEIRO S/A (PETROBRAS) e BRASKEM S/A (BRASKEM).

The technical procedures used in this report are in accordance with the criteria set forth by appraisal standards.

This report presents the market value of the companies’ assets and liabilities used to adjust the book Net Assets of the companies involved in the operation by using the assets approach.

EVENTS AND ADJUSTMENTS CONSIDERED IN THE APPRAISAL

▪  In this appraisal we considered only the net assets owned by ULTRAPAR, acquired in the acquisition operation described in the Material Fact “ACQUISITION OF THE IPIRANGA GROUP”, without considering the net assets transferred to Braskem and Petrobras at the end of the operation.

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REPORT RJ-0285/08-01A

ACQUISITION OF THE IPIRANGA GROUP: SUMMARY OF THE OPERATION

The Ipiranga Group was acquired by the companies PETRÓLEO BRASILEIRO S/A (PETROBRAS), BRASKEM S/A (BRASKEM) and ULTRAPAR PARTICIPAÇÕES S/A (ULTRAPAR), the latter being a commissionaire for the account and order of the of the former during the acquisition process. After conclusion of the acquisition, Ultrapar became owner of the distribution business of fuels and lubricants located in the south and southeast regions (“South Distribution Assets”), Petrobras will detain the distribution business of fuels and lubricants located in the North, Northeast and Midwest regions (“North Distribution Assets”), Braskem and Petrobras became owners of the petrochemical assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (“IPQ”) and by the latter’s participation in Copesul – Companhia Petroquímica do Sul (“Copesul”), in the proportion of 60% to  Braskem and 40% to Petrobras (“Petrochemical Assets”). The assets related to petroleum refinery operations held by Ipiranga Petroleum Refinery (“RPI”) were equally shared by Petrobras, Ultrapar and Braskem.

As described in the Material Fact “ACQUISITION OF THE IPIRANGA GROUP”, published on March 19, 2007, the operation was divided into five stages, namely:

1.	Acquisition of shares from the Controlling Shareholders Ipiranga by Ultrapar;

2.	Public Tag Along Offering for acquisition of common shares issued by RPI (Ipiranga Petroleum Refinery), DPPI (Ipiranga Petroleum Product Distributor)and CBPI (Ipiranga Brazilian Petroleum Company);

3.	Public Offering for Cancellation of the Registration of Copesul Public Limited Company;

4.	Incorporation by Ultrapar of the shares issued by RPI, DPPI and CBPI;

5.	Segregation and transfer of the assets acquired by PETROBRAS and BRASKEM.

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REPORT RJ-0285/08-01A

SUMMARY OF RESULTS

The table below presents an overview of the Net Equity at market price of the companies involved in the operation, contemplating cross shareholdings pursuant to corporate structure as of the base date (see page 11):

03/31/2007
Base Date: 03/31/2007	RPI	CBPI	DPPI
Amount of shares	29,600,000	105,952,000	32,000,000
Net Equity at Market Price – Value per share (R$) (*)	6.16	9.32	24.50
(*) contemplating cross shareholdings pursuant to corporate structure as of the base date

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REPORT RJ-0285/08-01A

The tables below present an overview of the Net Equity at market price of the companies involved in the operation as of the base date of this report, excluding cross shareholdings, thus avoiding double counting of the assets sum and consolidation:

COMPANY Refinaria de Petróleo Ipiranga S/A - SUL (*)	BASE DATE: March 31, 2007
(*) corresponds to 1/3 of refinary activity

RELEVANT	VALUE (THOUSAND REALS)
ACCOUNTS	BOOK	ADJUSTMENT	MARKET
TOTAL ASSETS	76,915	29,947	106,861
CURRENT ASSETS	64,488	1,453	65,941
LONG-TERM ASSETS	144	0	144
FIXED ASSETS	12,283	28,494	40,777
TOTAL LIABILITIES	76,915	29,947	106,861
CURRENT LIABILITIES	54,569	10,152	64,721
LONG-TERM LIABILITIES	32,384	88	32,472
EQUITY	(10,038)	19,707	9,668

COMPANY:	Cia Brasileira de Petroleo Ipiranga - CBPI-SUL	BASE DATE: March 31, 2007

RELEVANT	VALUE ( THOUSAND REALS )
ACCOUNTS	BOOK	ADJUSTMENT	MARKET
ASSETS	1,842,114	361,345	2,203,459
CURRENT ASSETS	1,050,679	(4,985)	1,045,694
LONG-TERM ASSETS	164,596	(546)	164,050
FIXED ASSETS	626,839	366,876	993,715
TOTAL LIABILITIES	1,842,114	361,345	2,203,459
CURRENT LIABILITIES	401,039	71,823	472,862
LONG-TERM LIABILITIES	649,856	93,425	743,281
EQUITY	791,219	196,096	987,316

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REPORT RJ-0285/08-01A

COMPANY Distribuidora de Produtos de Petroleo Ipiranga S/A - DPPI-SUL (*)	BASE DATE: March 31, 2007
(*) does not contemplate cross shareholding in CBPI

RELEVANT		VALUE ( THOUSAND REALS )
ACCOUNTS		BOOK	ADJUSTMENT	MARKET
TOTAL ASSETS		614,009	116,883	730,892
	CURRENT ASSETS	322,633	(1,201)	321,432
	LONG-TERM ASSETS	81,249	0	81,249
	FIXED ASSETS	210,126	118,084	328,210
TOTAL	LIABILITIES	614,009	116,883	730,892
	CURRENT LIABILITIES	59,173	17,987	77,160
	LONG-TERM LIABILITIES	59,834	17,288	77,122
	EQUITY	495,002	81,608	576,610

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TABLE OF CONTENTS

1.	INTRODUCTION	8

2.	PRINCIPLES AND QUALIFICATIONS	9

3.	RESPONSIBILITY LIMITS	10

4.	APPRAISAL OF IPIRANGA GROUP	11

4.1.	METHODOLOGY USED	11

4.2.	PROFILING OF IPIRANGA GROUP	12

4.3.	APPRAISAL OF NET EQUITY AT MARKET PRICE	18

5.	CONCLUSION	27

6.	LIST OF ATTACHMENTS	28

APSIS CONSULTORIA
REPORT RJ-0285/08-01A

1.	INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL S/C Ltda., hereinafter called APSIS, with head office located at Rua São José 90, grupo 1.802, in the City of Rio de Janeiro, State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. nº 27.281.922/0001-70 was hired by ULTRAPAR to calculate the value of the Net Equity of RPI, DPPI and CBPI at market price, and to assess the applicability of Article 256, II, b), of Act no. 6.404/76 (Corporate Law), based on the acquisition of the IPIRANGA GROUP.

In preparing this work, data and information supplied by third parties were used, in the form of documents and verbal interviews with the client. The estimates used in this process are based on documents and information, which include, among others, the following:

▪	Bylaws or Articles of Incorporation of the companies;
▪	Financial statements of the group’s companies;
▪	Organization chart and corporate holdings;
▪	List of assets from permanent assets ;
▪	IAN (Annual Report) and ITR (Quarterly Report) of the companies;
▪	Set of architectural plans;
▪	Areas chart; and
▪	Documents with general information on the industrial plant appraised, including production capacity data.
Inspections of the industrial plants were conducted in April, May and June 2007.

The APSIS team responsible for the coordination and performance of this work consists of the following professionals:

▪	AMILCAR DE CASTRO
project manager

▪	ANA CRISTINA FRANÇA DE SOUZA
civil engineer
post-graduated in accounting sciences (CREA/RJ 91.1.03043-4)

▪	CESAR DE FREITAS SILVESTRE
accountant (CRC/RJ 044779/O-3)

▪	CLAUDIO MARÇAL DE FREITAS
accountant (CRC/RJ 55029/O-1)

▪	FLAVIO LUIZ PEREIRA
accountant (CRC/RJ 022016-O-9)

▪	LUIZ PAULO CESAR SILVEIRA
mechanical engineer
master of business management (CREA/RJ 89.1.00165-1)

▪	MARCELO UNFER PARABONI
business manager
post-graduated in financial management (CRA/RJ 20-47.164-6)

▪	MARGARETH GUIZAN DA SILVA OLIVEIRA
civil engineer (CREA/RJ 91.1.03035-3)

▪	RICARDO DUARTE CARNEIRO MONTEIRO
civil engineer
post-graduated in economic engineering (CREA/RJ 30137-D)

▪	SÉRGIO FREITAS DE SOUZA
economist (CORECON/RJ 23521-0)

▪	WASHINGTON FERREIRA BRAGA
accountant (CRC/RJ 024100-6 / CVM 6734)

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REPORT RJ-0285/08-01A

2.	PRINCIPLES AND QUALIFICATIONS

This report strictly complies wit the fundamental principles described below.

▪	The consultants and appraisers have no personal bias towards the subject matter involved in this report nor derive any advantage from it.

▪	The professional fees of APSIS are not, in any way, subject to the conclusions of this report.

▪	The report was prepared by APSIS and no one, other than the consultants themselves, prepared the analyses and respective conclusions.

▪	In this report, one assumes that the information received from third parties is correct, and the sources thereof are contained in said report.

▪	To the best knowledge and credit of the consultants, the analyses, opinions and conclusions presented in this report are based on data, diligence, research and surveys that are true and correct.

▪
APSIS assumes full responsibility for the matter of Appraisal Engineering, including implicit appraisals, in the exercise its honorable duties, primarily established in the appropriate laws, codes or regulations.

▪
For projection purposes, we start from the premise of the inexistence of liens or encumbrances of any nature, judicial or extrajudicial, affecting the purpose of the relevant work, other than those listed in this report.

▪
This Report meets the specifications and criteria established by the standards of the Brazilian Association of Technical Standards (ABNT), the specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies, such as: the Treasury Department, the Central Bank of Brazil, CVM (the Brazilian equivalent to the US Securities and Exchange Commission), SUSEP (Private Insurance Superintendence), etc.

▪	The report presents all the restrictive conditions imposed by the methodologies adopted, which affect the analyses, opinions and conclusions contained in the same.

▪
APSIS declares that it does not have any direct or indirect interests in the companies contemplated in this report, in their respective controllers, or in the operation to which the "Protocol and Justification" refer, there being no relevant circumstances which may characterize conflict or communion of interests, whether potential or current, towards the issuance of this Appraisal Report.

▪
In the course of our work, the controllers and managers of the companies contemplated in this report did not direct, limit, hinder or practice any acts, which have or may have compromised access, use or knowledge of information, property, documents or work methodologies relevant to the quality of our conclusions.

▪
The Report was prepared in strict compliance with the postulates set forth in the Professional Code of Ethics of CONFEA – Federal Council of Engineering, Architecture and Agronomy ad of the Legal Institute of Engineering.

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REPORT RJ-0285/08-01A

3.	RESPONSIBILITY LIMITS

▪
To prepare this report, APSIS used historic data and information audited by third parties or not audited and projected non-audited data, supplied in writing or verbally by the company’s management or obtained from the sources mentioned. Therefore, APSIS assumed as true the data and information obtained for this report and does not have any responsibility in connection with their truthfulness.

▪	The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors.

▪
Our work was developed for use by the applicants aiming at the already described objectives. It may, thus, be disclosed as part of the documents related to the corporate reorganization of ULTRAPAR, the mention of this work in related publications being authorized, as well as made available to shareholders and third parties, including through the websites of the companies involved.

▪	We highlight that understanding of the conclusion of this report will be take place by reading it and its attachments in full. Therefore, conclusions from partial reading may not be drawn.

▪
We do not take responsibility for occasional losses to the applicant, its shareholders, directors, creditors or to other parties as a result of the use of data and information supplied by the company and set forth in this report.

▪
The analyses and conclusions contained herein are based on several premises, held as of this date,  of future operational projections, such as: macroeconomic factors, amounts practiced by the market, exchange rate variations, sale prices , volumes, market share, revenues, taxes, investments, operational margins, etc. Thus, future results may differ from any prediction or estimate contained in this report.

▪	This appraisal does not reflect events and their respective impacts, occurred after the date of issuance of this report.

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REPORT RJ-0285/08-01A

4.	APPRAISAL OF THE IPIRANGA GROUP

4.1.	METHODOLOGY USED

ASSETS APPROACH – NET EQUITY AT MARKET PRICE

This methodology derives from generally accepted accounting principles (PCGA), where financial statements are prepared based on the principle of historic cost or acquisition cost. Due to this principle and to the fundamental principle of accounting, the book value of the assets of a company less the book value of its liabilities equals the book value of its net equity.

On the other hand, the basic principles of economics allow us to create the following appraisal technique: the value defined for assets less the value defined for liabilities equals the value defined for a company’s net equity. From an appraisal perspective, the relevant value definitions are those appropriate to the purpose of the appraisal.

The assessment of assets, therefore, aims at appraising a company according to the adjustment of the book value (net balance) to its respective fair market value. The assets and liabilities deemed relevant are appraised for their fair market value, with a comparison being made between this amount and the book value (net balance).

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REPORT RJ-0285/08-01A

4.2.	PROFILING OF THE IPIRANGA GROUP

With its origins dating back to the first half of the twentieth century, the Ipiranga Group Companies develop activities in various sectors, from the petrochemical industry to the production of asphalt, and also operate with fuel refinement and distribution.  The figure below presents the corporate structure of the group before Stage 1 of the acquisition process, with the assets acquired by ULTRAPAR marked in BLUE:

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Next, we will present a description of the Net Assets acquired by ULTRAPAR, subject to this appraisal report.

REFINARIA DE PETRÓLEO IPIRANGA (RPI) (IPIRANGA PETROLEUM REFINERY)

The Ipiranga Petroleum Refinery is quite old. It was inaugurated in 1937 in the city of Rio Grande (State of Rio Grande do Sul), marking the beginning of the petroleum industrialization process in the country and originating the Ipiranga Petroleum Companies. Currently, its industrial plant occupies an area of 40 hectares, with capacity to produce 17 thousand barrels/day of petroleum.

In 1988, the Turbo-Generator operation was consolidated. The Turbo-Generator was intended to promote the self-generation of electric energy, contributing to improvement of the environment surrounding the Company, by reducing the emission of gases into the atmosphere. Also in the same year, the new Products Receipt and Delivery terminal entered into operation. It was built to speed up the entry and exit operation of products from the Refinery.

In 1998, the Ipiranga Refinery was authorized to produce a capacity of 12,580 barrels per day by Article 55 of the new Legislation for the activity, according to the characteristics and capacities of its respective facilities.

From 1999 onwards, considering the possibility of importing petroleum, the Ipiranga Refinery started to acquire raw material for its process, using supply alternatives also through the foreign market. By 2002, the modifications in the main process units of Ipiranga Refinery were concluded, contemplating the 1st stage of expansion and modernization of the industrial park.

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The level of conversion was expanded and the metallurgy of main equipment improved. The nominal petroleum processing capacity was expanded in more than 35%, reaching 17,000 barrels per day.

In 2003, the construction of a petroleum tank with storage capacity of 30,000 m³ was started. The tank was concluded in 2004. Still in 2003, the Ipiranga Refinery started to invest in the quality improvement project of special solvents.

DESCRIPTION OF THE REFINING PROCESS

The figure below presents a summarized scheme of the production process, which may be better visualized in the specific appraisal report RJ-0117/07-01:

After the acquisition of the Ipiranga Group, the operating assets of RPI started being jointly managed by the three purchasing companies.

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REPORT RJ-0285/08-01A

EMPRESA CARIOCA DE PRODUTOS QUÍMICOS – EMCA (Chemical Products Company from Rio de Janeiro)

EMCA is headquartered in Camaçari Petrochemical Pole – State of Bahia. It is the main producer of white mineral oils and special fluids from Latin America, and it also produces special fluids and solid vaseline. Using leading technology in the refinery of fractions of petroleum through the process of catalytic hydrogenation, it places at the disposal of its clients, products of a high degree of purity and high performance for application in the most diverse industrial segments, such as: Pharmaceutical, Food, Cosmetic, Plastic, Textile, Agricultural Defensives, Veterinary Products, Rubber and Special Lubricants industries.

The EMCA products are processed by Catalytic Hydrogenation in 2 stages, at 200 to 360°C temperatures, 225 kg/cm2 pressure and hydrogen purity greater than 95% and finally finished by distillation and drying. The production processes may be visualized in the specific report RJ-0117/07-09.

After the acquisition of the Ipiranga Group, the operating assets of EMCA started being property of ULTRAPAR.

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CBPI and DPPI (Ipiranga Brazilian Petroleum Company and Ipiranga Petroleum Product Distributor)

DISTRIBUTION OF FUELS

After the acquisition of the Ipiranga Group in 2007, where it acted as commissionaire, Ultrapar, the largest LPG distributor in Brazil, became the second largest distributor of fuels in the country and owner of the Ipiranga brand, holding 14% of the market through its subsidiaries CBPI and DPPI. Fuel distribution is a natural extension of LPG distribution, as it has similar profitability determinants: logistic efficiency, reseller network management and an important, well-known brand.

In 2007, 64% of the fuels sold by Ipiranga were distributed by gas stations, with the remaining quota being directly sold to major clients and retailer reseller transporters (TRR). The average volume sold per Ipiranga station in 2007 was 180m³ per month, while the average volume sold by the market was 146m³ per month, per station.

The south and southeast regions in which Ipiranga operates represent 67% of the total fuel consumption in 2007 in Brazil, and include the more densely populated states of Brazil, such as São Paulo, Rio de Janeiro and Minas Gerais.

The growth of the fuels sector is directly influenced by the growth rates of the Gross Domestic Product (PIB) and by the size of the vehicle fleet. Vehicle sales in Brazil have grown at a fast pace based on the greater availability of income and credit in Brazil. In 2007, approximately 2.5 million new vehicles were licensed, according to ANFAVEA (National Association of Motor Vehicle Manufacturers), a 28% increase in relation to 2006, with the increase among bi-fuel vehicles being 40%. In 2007, there was a 6% increase in the volume sold by CBPI and DPPI in comparison to 2006, where:

(i) The combined volume of gasoline, ethanol and vehicular natural gas (GNV) had a 12% increase (460 thousand m3), based on the growth of the fleet of vehicles and improvement in

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legislation implemented in the distribution sector, with a highlight on the 79% increase in ethanol sales based on the expansion of the number of bi-fuel vehicles, and;

(ii) The volume of diesel presented a 3% growth in the period (193 thousand m³) based on the highest level of economic activity.

In 2007 there were 3.292 service stations operating under the Ipiranga brand, of which 509 were their own or were operating under a long-term lease contract, and 2,783 belonged to third parties. From the total number of stations, 86% were located in densely populated urban areas, and the remaining 14% on highways.

Distribution to major consumers represented 28% of CBPI and DPPI sales in 2007, with direct sales to approximately 2,800 customers, including state and municipal governments and owners of transportation fleets.

CBPI and DPPI also sell diesel, lubricants, fuel oil and kerosene to approximately 200 independent TRRs (retailer reseller transporters), which re-distribute petroleum derivatives to small and medium-size companies throughout Brazil. Most retailer reseller transporter customers of CBPI and DPPI consist of companies that have large fixed tanks in its facilities. These customers represent 8% of CBPI and DPPI sales volume in 2007.

AMPM CONVENIENCE STORES

AM/PM COMESTÍVEIS LTDA (AMPM) and ISA-SUL ADMINISTRAÇÃO E PARTICIPAÇÕES LTDA (ISASUL), subsidiaries of CBPI and DPPI respectively, have as their operational activity the management of AMPM convenience store franchises and of JET OIL automotive units within service stations under the Ipiranga brand.

After the acquisition of the Ipiranga Group, the operating assets related to the distribution activity of CBPI and AMPM became property of ULTRAPAR and PETROBRAS, in the following divisions:

CBPI e AMPM - NORTE (PETROBRAS) – operating assets located in the states of Bahia, Distrito Federal, Goiás, Mato Grosso do Sul, Mato Grosso, Pernambuco, Rio Grande do Norte, Rondônia and Tocantins.

CBPI e AMPM – SUL (ULTRAPAR) – operating assets located in the states of Espírito Santo, Minas Gerais, Paraná, Rio de Janeiro, Santa Catarina and São Paulo.

After the acquisition of the Ipiranga Group, the operating assets of DPPI started being property of ULTRAPAR.

The description and location of the relevant operating assets of CBPI and DPPI can be visualized in the specific reports RJ-0117/07-03 (CBPI – SUL), RJ-0117/07-04 (DPPI) and RJ-0117/07-05 (AMPM).

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REPORT RJ-0285/08-01A

4.3.	APPRAISAL OF THE NET EQUITY VALUE AT MARKET PRICE

The assets approach was adopted in this report for the appraisal of the Net Equity at market price of the assets acquired. In this approach, the relevant assets and liabilities of each company relative to the assets acquired by ULTRAPAR were appraised so as to reflect their fair market value, according to the general criteria defined for the appraisal of each account and/or group of accounts of the companies involved in the operations, as shown in the following table:

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
GENERAL	Accounts with a value of less than R$500 thousand were not analyzed, with book value being maintained, with the exception of those consolidated in a specific group.	Market value identical to book value.
Cash, banks and financial investments	Highly liquid assets, with book values equal or very close to market value.
Market value identical to book value, for being close to the fair value. Financial Investments are substantially hedged by CDI (Interbanking Deposit Certificate), according to note on financial instruments of financial statements, there being no market adjustments.

Accounts Receivable from Clients – National and Foreign	Represented by: • Trade bills receivable and Loans to clients for	Appraised, when applicable, for the value receivable, net of built-in interest on the sale price.

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ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
(Current and Long-Term Assets)
renovation and modernization of stations, acquisition of products and market development, net of:

o  Foreign exchange advances delivered; and

o  Provision for credits in liquidation

o  The Provision for credits of doubtful liquidation was considered sufficient to cover possible losses.

Inventories	• Finished Products • Raw Materials • Advances to suppliers • Consumption materials • Provision for Loss	• Finished products – Appraised for the net sale value of taxes and commercial expenses; • Raw Materials – Appraised for their replacement price • Other items – Market value identical to book value.
Deferred income tax and social contribution – Current and Long-Term Assets
Tax credits, restated by SELIC (Brazilian base rate), not subject to prescription periods, resulting from tax losses, negative bases, among others, substantiated in the continuity of the profitability of transactions and
Market value identical to book value, for being close to the fair value.

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ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
recognized to amount at which its realization may be considered probable.
Taxes recoverable – Current and Long-Term Assets
Represented by the following tax credits, very close to taxes and contributions due in the short-term:

      • ICMS (a Provisional Value Added Tax)

      • IPI (Excise Tax)

     • PIS and COFINS (Social Participation Program and Contribution to Social Security Financing)

       • IRRF (Income Tax Deductible at Source)

       • Early IR (Income Tax) and CS (Social Contribution)

       • Others

Net of provision for creditor balances that the companies estimate not being able to compensate in future.

Book value maintained, having in view that the balance is substantially represented by credits with ICMS recoverable already restated by provisions in view of possible losses based on the maximum expected discount in the trading thereof.

Expenses of following fiscal years	Substantially represented by: • Prepaid real estate rent	The value corresponding to other prepaid expenses was cancelled, as well as expenses with leased asset facilities.

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ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
(Current and Long-Term Assets)	• Insurance • Expenses with leased asset facilities Other prepaid expenses	Other items were maintained for the book value, as, in the event of early termination, they are subject to recovery.
Dividends receivable	Dividends receivable from subsidiaries	Market value identical to book value, for being close to the fair value.
Other accounts receivable (Current and Long-Term Assets)	Substantially represented by: • Accounts receivable from related parties • Other accounts receivable	Market value identical to book value, for being close to the fair value.
Associated Companies – Long Term	Loans receivable from subsidiaries and associated companies	Market value identical to book value, for being close to the fair value.
Judicial Deposits	All judicial deposits have a corresponding provision in the Liabilities.	Market value identical to book value, for being close to the fair value.

APSIS CONSULTORIA
REPORT RJ-0285/08-01A

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
Relevant Investments	- Investments in subsidiaries appraised at market value - Investments in not appraised subsidiaries, using the relevance criteria.
- Book balances comprised on the balance sheets of appraised subsidiaries were adjusted at market value. The amount accounted for as the participation of said parent companies in these companies, was then adjusted based on the equity method of accounting, having as a basis the net equity at market price of their subsidiaries.

 - Associated companies and subsidiaries not appraised at market value (relevance criteria and/or market value identical to book value), were appraised by the net equity method of accounting.

Premium/Discount	Premium/Discount verified in acquisition of investments.	Null market value for investments in subsidiaries appraised at market value, and market value identical to book value for subsidiaries that were not appraised.
Other Investments	Other investments are represented by:	• Other Investments were appraised by the net book value of provision for

APSIS CONSULTORIA
REPORT RJ-0285/08-01A

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
	• Other investments	losses or, when applicable, appraised by their respective quotations at BOVESPA (São Paulo Stock Exchange) as of the base date.
Fixed Assets: - Land, buildings/facilities, machinery/equipment /vehicles	Specific appraisal reports, as presented in previous Chapters.	Market value.
Works in Progress	Assets with book value close to market value, for being recent acquisitions.	Market value identical to book value, for being close to the fair value.
Improvements to third-party real estate	Assets with depreciated book value close to market value, adjusted for effectiveness of rent/lease contracts.	Market value identical to book value, for being close to the fair value.
Advance to Suppliers Property, Plant and Equipment	Values to be incorporated to property, plant and equipment upon conclusion of projects.	Market value identical to book value, for being close to the fair value.
Deferred Assets	Expenses associated to studies and projects as well as third-party installations, net of corresponding amortizations.	Market value identical to book value, for being close to the fair value.

APSIS CONSULTORIA
REPORT RJ-0285/08-01A

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
Intangible Assets	Represented by Software, Technology, Rights of use, Patents and other intangible assets, net of corresponding amortizations and of provision for losses in realization of intangible assets.	Market value identical to book value, for being close to the fair value.
Loans in national and foreign currency – Current and Long-Term Liabilities	Loans for acquisition of estate, working capital, raw materials and others.
Most loans have their charges fixed on the basis of CDI (Interbanking Deposit Certificate) or TJLP (Long-Term Interest Rate), for the case of specific loans taken from BNDES (Brazilian Development Bank). Book value maintained, for being close to the fair value.

Debentures	All Debentures were considered at face value.	Book value maintained, for being close to the fair value.
Suppliers	All obligations to Suppliers were considered due at their book value, having in view that their liquidation is very short term.	Market value identical to book value, for being close to the fair value.
Wages and social charges	Values considered at face value.	Market value identical to book value, for being close to the fair value.

APSIS CONSULTORIA
REPORT RJ-0285/08-01A

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
Dividends payable	Values payable to parent company.	Market value identical to book value, for being close to the fair value.
Income Tax and Social Contribution payable – Current and Long-Term Liabilities	Represented by provision constituted on real profits, adjusted by IR (Income Tax) and CS (Social Contribution) calculated on the effects of increases and decreases in value.	Recalculated from the effects produced by the appraisal of Net Equity at market price.
Deferred Income Tax and Social Contribution – Current and Long-Term Liabilities	Tax debits, restated by the SELIC rate, not subject to prescription periods.	Market value identical to book value, for being close to the fair value.
Tax Liabilities and Other taxes and contributions – Current and Long-Term Liabilities.
ICMS (Provisional Tax on Financial Transactions), IPI (Excise Tax), PIS (Social Participation Program), COFINS (Contribution for Social Security Financing), ISS (Service Tax), IRRF (Income Tax Deductible at Source), INSS (Social Security Tax) and other tax liabilities due were considered for the full amount due. The long-term installment corresponds to taxes and contributions provisioned, whose values were deposited in court.
Market value identical to book value, for being close to the fair value.
Related companies	Loans payable to subsidiaries and associated companies.	Market value identical to book value, for being close to the fair value.

APSIS CONSULTORIA
REPORT RJ-0285/08-01A

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
Other Accounts Payable – Current and Long-Term Liabilities	Represented by Rents, Condominium fees, Insurance, pension plans, provision for contingencies and other accounts payable.
Market value identical to book value, for being close to the fair value, except for the provision for contingencies, which were restated for values calculated based on possible contingencies, at the ratio of 50% of the amounts presented, having in view the uncertainty of success. For contingencies considered as having a remote possibility of loss, adjustments to the provision were not made.

APSIS CONSULTORIA
REPORT RJ-0285/08-01A

5.	CONCLUSION

In the light of the examinations conducted in the previously mentioned documents and on the basis of APSIS’ analyses, the experts concluded that the values of the Net Equities of RPI, CBPI and DPPI at market price are according to the tables below, as of the base date of March 31, 2007:

Base Date: 03/31/2007	RPI	CBPI	DPPI
Amount of shares	29,600,000	105,952,000	32,000,000
Net Equity at Market Price – Value per share (R$) (*)	6.16	9.32	24.50
(*) contemplating cross shareholdings pursuant to corporate structure as of the base date
03/31/2007
Base Date: 03/31/2007	RPI - REFINERY	CBPI	DPPI (**)
Net Equity at Market Price – (R$ thousand)	9,668.34	987,315.78	576,609.85
(*) does not contemplate cross shareholdings in CBPI

Report RJ-0285/08-01A being concluded, consisting of 28 (twenty-eight) pages typed on one side and 02 (two) attachments and extracted in 05 (five) original counterparts, APSIS Consultoria Empresarial S/C Ltda., CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, a company specialized in the appraisal of assets, legally represented below by its directors, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, October 20, 2008.

ANA CRISTINA FRANÇA DE SOUZA Managing Partner	LUIZ PAULO CESAR SILVEIRA Director	CÉSAR DE FREITAS SILVESTRE Accountant

APSIS CONSULTORIA
REPORT RJ-0285/08-01A

6.	LIST OF ATTACHMENTS

1.	APPRAISAL CALCULATIONS AND SUPPORT DOCUMENTS

2.	GLOSSARY AND APSIS’ PROFILE

SÃO PAULO – SP Alameda Franca, nº 1467/44 Jardim Paulista, CEP: 01422-0001 Tel.: + 55 11 3061.5879 Fax: + 55 11 5041.8206	RIO DE JANEIRO – RJ Rua São José, 90, grupo 1802 Centro, CEP: 20010-020 Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

APSIS CONSULTORIA
REPORT RJ-0285/08-01A

ATTACHMENT 1

COMPANY	Refinaria de Petróleo Ipiranga S/A - SUL (*)	BASE DATE: March 31,2007
(*) corresponds to 1/3 of refinary activity

RELEVANT	VALUE ( THOUSAND REALS )
ACCOUNTS	BOOK	ADJUSTMENT	MARKET
TOTAL ASSETS	76,915	29,947	106,861
CURRENT ASSETS	64,488	1,453	65,941
Cash and Banks	8,534	0	8,534
Accounts Receivable	7,389	0	7,389
Inventories	41,281	1,453	42,734
Taxes Recoverable	7,181	0	7,181
Other Accounts Receivable	103	0	103
LONG-TERM ASSETS	144	0	144
Judicial Deposits	99	0	99
Other Accounts Receivable	45	0	45
FIXED ASSETS	12,283	28,494	40,777
Investments	131	0	131
Others	131	0	131
Fixed Assets	12,152	28,494	40,646
Equipment and Installation	6,211	23,137	29,348
Buildings and Construction	815	5,836	6,651
Land	3,819	(480)	3,339
Work in Progress/Advance to Suppliers	1,170	0	1,170
Others	138	0	138

TOTAL LIABILITIES	76,915	29,947	106,861
CURRENT LIABILITIES	54,569	10,152	64,721
Loans	41,357	0	41,357
Wages and Social Charges	2,044	0	2,044
Dividends	6,061	0	6,061
Income Tax and Social Contributions Payable	35	10,152	10,187
Tax Obligations	4,884	0	4,884
Other Current Liabilities	188	0	188
LONG-TERM LIABILITIES	32,384	88	32,472
Related parties	11,632	0	11,632
Other Taxes and Contributions	8,435	0	8,435
Other Accounts Payable	12,316	88	12,404
EQUITY	(10,038)	19,707	9,668
Capital	121,667	0	121,667
Revaluation reserves	2,062	0	2,062
Accumulated Profit/ Loss	(133,767)	0	(133,767)
Net Adjustment to Market Value		19,707

COMPANY	Cia Brasileira de Petroleo Ipiranga - CBPI-SUL	BASE DATE: March 31, 2007

RELEVANT		VALUE ( THOUSAND REALS )
ACCOUNTS		BOOK	ADJUSTMENT	MARKET
ASSETS		1,842,114	361,345	2,203,459
CURRENT ASSETS		1,050,679	(4,985)	1,045,694
Cash and Banks		2,212	0	2,212
Financial Investments		71,625	0	71,625
Accounts Receivable		676,119	(5,398)	670,721
Inventories		216,349	8,753	225,103
Deferred Income Tax and Social Contribution		27,246	0	27,246
Taxes Recoverable		38,648	0	38,648
Prepaid Expenses		11,685	(8,340)	3,345
Dividends Receivable		692	0	692
Other Accounts Receivable		6,102	0	(6,102)
LONG-TERM ASSETS		164,596	(546)	164,050
Deferred Income Tax and Social Contribution		33,308	0	33,308
Judicial Deposits		7,093	0	7,093
Accounts Receivable		108,066	0	108,066
Other Accounts Receivable		8,236	0	8,236
Prepaid Expenses		7,893	(546)	7,347
FIXED ASSETS		626,839	366,876	993,715
Investments		157,828	56,675	214,503
TROPICAL	99.99%	12,758	(3,009)	9,749
AM PM	99.99%	51,219	41,108	92,327
EMCA	100.00%	18,077	18,576	36,653
ILL	99.00%	1	0	1
ITL	100.00%	56	0	56
ICIE	100.00%	7	0	7
MAX-FACIL	34.00%	60,708	0	60,708
IMOBILIARIA	100.00%	4,712	0	4,712
TRANPORTADORA SUL BRASILEIRA	25.00%	7,224	0	7,224
Goodwill/ Goodwill Loss		2,274	0	2,274
Others		791	0	791
Fixed Assets		469,011	310,200	779,212
Equipment and Installation		247,671	102,329	350,000
Buildings and Construction		62,285	85,232	147,517
Land		71,073	122,639	193,712
Improvements		20,729	0	20,729
Work in Progress/Advance to Suppliers		34,931	0	34,931
Others		32,322	0	32,322

TOTAL LIABILITIES		1,842,114	361,345	2,203,459
CURRENT LIABILITIES		401,039	71,823	472,862
Loans		59,118	0	59,118
Debentures		2,596	0	2,596
Suppliers		253,461	0	253,461
Wages and Social Charges		22,615	0	22,615
Dividends Payable		341	0	341
Income Tax and Social Contributions Payable		14,234	71,823	86,057
Tax Obligations		22,922	0	22,922
Other Accounts Payable		25,751	0	25,751
LONG-TERM LIABILITIES		649,856	93,425	743,281
Loans		196,279	0	196,279
Debentures		350,000	0	350,000
Related parties		1,052	0	1,052
Income Tax and Social Contributions Payable		201	0	201
Other Accounts Payable		102,323	93,425	195,749
EQUITY		791,219	196,096	987,316
Capital		495,697	0	495,697
Capital Reserves		290	0	290
Revenue Reserves		256,101	0	256,101
Accumulated Profit/ Loss		39,131	0	39,131
Net Adjustment to Market Value			196,096

Company	Distribuidora de Produtos de Petroleo Ipiranga S/A - DPPI-SUL (*)	BASE DATE: March 31, 2007
(*) does not contemplate cross shareholding in CBPI

RLEVANT		VALUE ( THOUSAND REALS )
ACCOUNTS		BOOK	ADJUSTMENT	MARKET
TOTAL ASSETS		614,009	116,883	730,892
CURRENT ASSETS		322,633	(1,201)	321,432
Cash and Banks		6,444	0	6,444
Financial Investments		48,365	0	48,365
Accounts Receivable		175,053	(2,488)	172,565
Inventories		71,923	3,344	75,266
Deferred Income Tax and Social Contribution		3,637	0	3,637
Taxes Recoverable		11,598	0	11,598
Prepaid Expenses		2,647	(2,056)	590
Dividends Receivable		214	0	214
Other Accounts Receivable		2,753	0	2,753
LONG-TERM ASSETS		81,249	0	81,249
Related Parties		35,895	0	35,895
Deferred Income Tax and Social Contribution		11,383	0	11,383
Judicial Deposits		3,138	0	3,138
Accounts Receivable		27,643	0	27,643
Other Accounts Receivable		139	0	139
Prepaid Expenses		3,052	0	3,052
FIXED ASSETS		210,126	118,084	328,210
Investments		86,617	46,692	133,310
ISA-SUL	100.00%	56,616	44,634	101,250
COFAL	100.00%	1,001	2,059	3,060
MAXFACIL-PARTICIPAÇÕES	16%	28,569	0	28,569
IABM	100%	10	0	10
Others		421	0	421
Fixed Assets		123,509	71,392	194,901
Equipment and Installation		54,699	21,290	75,989
Buildings and Construction		17,734	19,658	37,392
Land		12,509	30,444	42,953
Improvements		17,645	0	17,645
Work in Progress/Advance to Suppliers		10,136	0	10,136
Others		10,785	0	10,785

TOTAL LIABILITIES		614,009	116,883	730,892
CURRENT LIABILITIES		59,173	17,987	77,160
Loans		4,342	0	4,342
Suppliers		33,391	0	33,391
Wages and Social Charges		3,229	0	3,229
Income Tax and Social Contributions Payable		351	17,987	18,338
Tax Obligations		3,077	0	3,077
Other Accounts Payable		14,783	0	14,783
LONG-TERM LIABILITIES		59,834	17,288	77,122
Loans		32,388	0	32,388
Other Accounts Payable		27,446	17,288	44,734
EQUITY		495,002	81,608	576,610
Capital		219,984	0	219,984
Capital Reserves		50	0	50
Revenue Reserves		248,979	0	248,979
Accumulated Profit/ Loss		25,988	0	25,988
Net Adjustment to Market Value			81,608

ATTACHMENT 2

GLOSSARY

ASSETS APPROACH – valuation methodology in which all assets and liabilities (including unregistered ones) have their value adjusted according to their market values.

BETA – measurement of a stock systematic risk, price trend of a certain stock to be related to changes in a certain index.

BUSINESS RISK – uncertainty level for realizing future returns expected for the business, which do not result from financial leverage.

CAPITAL STRUCTURE – breakdown of the capital invested in a company, including own capital (equity) and third-parties capital (indebtedness).

CAPITALIZATION – conversion of a simple period of economic benefits into value.

CAPITALIZATION RATE – any divisor used for converting economic benefits into value in a simple period.

CAPM – Capital Asset Pricing Model -model in which the cost of capital for any stock or group of stocks is equivalent to the risk-free rate added to a risk premium, provided by the systematic risk of the stock or group of stocks under analysis.

CASH FLOW – cash generated by an asset, group of assets or company during a certain period of time. Usually, such term is complemented by a qualification, depending on the context (operating, non-operating, etc)

COMPANY – commercial, industrial, service or investment entity performing an economic entity.

CONSTRUCTION EQUIVALENT AREA – constructed area on which the corresponding construction unit cost equivalence is applied, as provided by the principles of NB-140 of ABNT (Brazilian Association of Technical Rules).

CONTROL – power to direct the company strategic, politic and administrative management.

CONTROLLING PREMIUM – value or percentage of a controlling stocks pro rata value over the non-controlling stocks pro rata value, which reflect the controlling power.

COST OF CAPITAL – expected return rate required by the market for attracting funds for a determined investment.

CURRENT VALUE – It is the value for replacing an existing asset for a new one, depreciated according its physical conditions.

DISCOUNT FOR LACK OF CONTROL – value or percentage deducted from the 100%-pro rata value of a company value, which reflects the lack of part or whole control.

DISCOUNT FOR LACK OF LIQUIDITY – value or percentage deducted from the 100% pro rata value of a company value, which reflects the lack of liquidity.

DISCOUNT RATE – any divisor used for converting a future economic benefit flow into present value.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

ECONOMIC BENEFIT – benefits such as revenues, net income, net cash flow, etc.

ELECTRIC DAMAGE VALUE – It is an estimation of the cost for repairing or replacing the parts of an asset in case of electric damage. Values are scheduled in percentages of the Replacing
Value and were calculated through equipment’s manual analysis and the repairing maintenance expertise of APSIS’ technicians.

1

FAIR MARKET VALUE – value for which a certain asset change its ownership between a potential seller and a potential buyer, when both parties are aware of relevant facts and none of them are under pressure to make the deal.

GOODWILL – intangible asset referring to name, reputation, client portfolio, loyalty, localization and other similar items that cannot be identified separately.

HOMOGENIZED AREA – usable, private or constructed area with mathematical treatments for valuation purposes, according to criteria set forth by APSIS, based on the real state market.

INCOME APPROACH – valuation methodology by converting to present value expected economic benefits.

INSURANCE MAXIMUM VALUE – It is the maximum value of an asset for which it is advisable to insure it. Such criterion establishes that the asset which depreciation is higher than 50%¨should have a Insurance Maximum Value equivalent to twice the Current Value; and, an asset which depreciation is lower than 50%, should have a Insurance Maximum Value equivalent to the Replacing Value.

INSURANCE VALUE – It is the value for which the Insurance Company assumes the risks, and it is not applied on land and foundations, expect in special cases.

INTANGIBLE ASSETS – non-physical assets such as brands, patents, rights, contracts, industrial secrets that provide the owner with rights and values.

INTERNAL RETURN RATE – discount rated in which the present value of the future cash flow is equivalent to the investment cost.

INVESTED CAPITAL – sum of own capital and third-parties capital invested in a company. Third-parties capital is usually related to debts with short and long term interests to be specified in the valuation context.

INVESTED CAPITAL CASH FLOW – cash flow generated by the company to be reverted to financers (interests and amortizations) and shareholders (dividends) after operating costs and expenses and capital expenditures.

INVESTMENT VALUE – value for a particular investor, based on particular interests for a certain asset such as synergy with other companies of a investor, different perceptions of risk and future performances, etc.

ISSUE DATE – date on which the valuation report is ended, when valuation conclusions are presented to the client.

LEVERAGED BETA – beta value reflecting the indebtedness in the capital structure.

LIQUIDATION VALUE – It is the value of a sale on sale in the market, out of its original productive process. In other words, it is the value that would be verified in case the asset was deactivated and put up for sale separately, considering costs of disassembly or demolition (in case of real estate), storage and transportation.

LIQUIDITY – capacity to rapidly convert a certain asset into cash or into a debt payment.
MARKET APPROACH – valuation methodology, which utilizes multiples that result from the sale price of similar assets.

MARKET NET EQUITY – see assets approach.

MULTIPLE – market value of a company, stock or invested capital, divided by a company’s measurement (revenues, income, client volume, etc.).

2

NON-OPERATING ASSETS – assets that are not directly related to the company operating activity (whether they generate revenue or not) and that may be sold without affecting its operation.

OPERATING ASSETS – assets that are necessary for the company operation.

PERPETUITY VALUE – value at the end of the projective period to be added to the cash flow.

PRESENT VALUE – value of a future economic benefit on a specific date, calculated by the application of a discount rate.

PRIVATE AREA – usable area including building elements (such as walls, columns, et c) and elevators hall (in some cases).

REFERENCE DATE – specific date (day, month and year) to apply the valuation.

RESIDUAL VALUE – It is the value of a new or old asset projected for a certain date, limited to the date on which such asset turns into scrap, considering that during such period of time, the asset will be operating.

REPLACING VALUE (FOR A NEW ASSET) – value based on the price (usually at market current prices) or replacing an asset for a new equal or similar one.

SCRAP VALUE – It is the asset value at the end of its useful life, considering its disassembly or demolition value (in case of real estate), storage and transportation.

SUPPORTING DOCUMENTATION – discount rate is a return rate used to convert into present value a payable or receivable amount.

TANGIBLE ASSETS – physical assets such as lands, constructions, machines and equipment, furniture and appliances, etc.

USEFUL AREA – usable area of a real estate, measures by the internal face of its walls.

USEFUL LIFE – period of time during which an asset may generate economic benefits VALUATION – act or process through which the value of a company, stock interest or other asset is determined.

VALUATION METHODOLOGY – the approaches used for preparing valuing calculations in order to indicate the value of a company, stock interest or other asset.

VALUE – price denominated in monetary quantity.

WACC (Weighted Average Cost of Capital) – model in which the cost of capital is determined

3

Small details make all the difference.

APSIS has been making history for more than 28 years. Throughout all these years, it has been part of the history of Brazil and of the world, encompassing its various economic, political, social, cultural, and technological changes. APSIS is currently a reference in company appraisal, brand and other intangible appraisals, asset appraisal, real estate consultancy and deals, fixed asset management, and environmental management, operating in Brazil and overseas. This comprises the essential difference in the conquest of great businesses.

- Specialized services in asset appraisal and management.
- 15,000 reports issued throughout the national territory.
- Teams coordinated by post-graduate engineers, with extension course expertise both in Brazil and abroad.
- Compliance with ABNT, CVM, ESA, USPAP, Finep, BNDES, and Federal Revenue Standards.
- International quality in compliance with ASA (American Society of Appraisers) and IBA (Institute of Business Appraisers).
- Online financial market information.

Solution

Trust

Value

business appraisal

Company appraisal
Brand and other intangible asset appraisals
Study of project feasibility
Business Plan
Technical Opinion for corporate reorganization
(Company Act, RIR, FASB, IFRJ, and others)
Legal Opinions

Solidity

fixed asset

Equity Inventory
Asset Appraisal
Data Conciliation (Physical X Book)
Accounting base (registry, exports, and imports)
Process Training, Formalization, and Auditing

real estate business

Real Estate Prospection
Lease Contract renegotiations
Divestment
Real Estate appraisal
Assistance to investors and funds
Real Estate management
Vocation and Feasibility Studies
Real Estate sale and lease

corporate sustentability

RSA Policy
MDL and Carbon Credits
Social-environmental diagnostic
Sustainable Development (DJSI and ISE)
Environmental Auditing (Principles of Equador and others)
Social Responsibility (Ethos and GRI)
Ethical Documents
Communications Management

Competence

Credibility

Treasure

clients apsis

ALL - AMÉRICA LATINA LOGÍSTICA
ALLIANT ENERGY
AMBEV (INTERBREW) - COMPANHIA BRASILEIRA DAS AMÉRICAS
BANCO BANIF
BANCO BRADESCO
BANCO DO BRASIL
BANCO IBI
BANCO ITAÚ
BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BELGO SIDERURGIA (GRUPO ARCELOR)
BHP BILLITON METAIS
BNDES - BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL
BORIS LERNER, FRAZÃO, GARCIA, MALVAR E CONSULTORES
BR - PETROBRAS DISTRIBUIDORA
CAEMI MINERAÇÃO E METALURGIA
CARIOCA CHRISTIANI-NIELSEN ENGENHARIA
CARREFOUR COMÉRCIO E INDÚSTRIA
CEG - COMPANHIA DISTRIBUIDORA DE GÁS DO RIO DE JANEIRO
CETUS INVESTIMENTOS E PARTICIPAÇÕES
CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA
CLARO
COCA-COLA
CONSTRUTORA ANDRADE GUTIERREZ
COTEMINAS - COMPANHIA DE TECIDOS NORTE DE MINAS
CREDICARD
CREDIT SUISSE FIRST BOSTON
CSN - COMPANHIA SIDERÚRGICA NACIONAL
CVRD - COMPANHIA VALE DO RIO DOCE
DIAGEO
DROGASIL
ELETROBRÁS - CENTRAIS ELÉTRICAS BRASILEIRAS
EMBRATEL - EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES
ESSO BRASILEIRA DE PETRÓLEO LIMITADA
FGV - FUNDAÇÃO GETÚLIO VARGAS
FINEP - FINANCIADORA DE ESTUDOS E PROJETOS
FLEXTRONICS
FURNAS CENTRAIS ELÉTRICAS
GAFISA S.A
GERDAU AÇO MINAS GERAIS
GOL LINHAS AÉREAS INTELIGENTES
GOLDMAN SACHS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
GRUPO BRASCAN
GRUPO GLOBO
GRUPO MULTIPLAN
GRUPO OI (TELEMAR)
GRUPO PÃO DE AÇÚCAR
GRUPO VOTORANTIM
HSBC BANK BRASIL
INTELIG TELECOM
KEPPEL FELS BRASIL
LAFARGE BRASIL
LIGHT - SERVIÇOS DE ELETRICIDADE
LIQUIGÁS DISTRIBUIDORA
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LOJAS RENNER
MATTOS FILHO, VEIGA FILHO, MARREY JR. E QUIROGA
MONSANTO DO BRASIL
NESTLÉ BRASIL
PETROBRAS - PETRÓLEO BRASILEIRO
PETROS - FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL
PINHEIRO NETO ADVOGADOS
PONTO FRIO (GLOBEX UTILIDADES)
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 22, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name:	André Covre
Title:	Chief Financial and Investor Relations Officer

(Apsis Report – appraisal of net equity value at market price per share of Ipiranga Group)